December 21, 2011

VIA U.S. MAIL AND FACSIMILE

Darin D. Smith
General Counsel
Transamerica Capital Management
4333 Edgewood Road NE
Cedar Rapids, IA 52499-0001

> Re: Transamerica Financial Life Insurance Company
> Separate Account VA N
> Initial Registration on Form N-4
> File Nos. 333-177578; 811-22623

Dear Mr. Smith:

The staff has reviewed the above-referenced registration statement, which the Commission received on October 28, 2011. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General

a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

2. Cover Page

When stating that the policies, fixed account, and separate account investment choices are not bank deposits, etc., please include a comma following the word "policies".

3. Summary

a. *Death Benefit* (p. 8): When discussing the optional guaranteed minimum death benefit, please note that payment of the guaranteed minimum death benefit is subject to the financial strength and claims paying ability of the insurance company.

b. *Additional Features* (p. 9): When discussing the Retirement Income Max, please note that payment of the guaranteed lifetime withdrawal benefit is subject to the financial strength and claims paying ability of the insurance company.

c. *Additional Features* (p. 9): In the bulletpoint for the Retirement Income Max please delete the following sentence: "The designated investment options differ from the designated investment options for other guaranteed lifetime withdrawal benefits."

4. Annuity Policy Fee Table and Expense Examples

a. *Maximum Surrender Charge* (p. 11): Please remove the term "Base Policy" from this line item.

b. *Optional Guaranteed Lifetime Withdrawal Benefit Rider Fees* (p. 11): Since there is only one optional rider available with this contract please delete the parenthetical found in the header.

c. *Expense Example* (p. 12): Please confirm supplementally the accuracy of the expense example.

d. *Notes to Fee Table and Expense Examples* (p. 13): Please revise the portion of the Notes related to Optional Rider Fees to correspond to specific line items of the fee table. This includes the header "Optional Rider Fees".

e. *Notes to Fee Table and Expense Examples* (p. 13): Please clarify supplementally which portion of the fee table the note "Retirement Income Max Rider Fees" relates to. Specifically, please identify which "fee total" the note is referring to.

5. Investment Choices

a. *The Separate Account* (pp. 17-18): Please disclose the type or objective of each investment option as per item 5(c)(ii) of Form N-4.

b. *The Fixed Account* (pp. 20-21): Please note that the credited interest, as well as, the security of the principal invested in the fixed account is subject to the financial strength and claims paying ability of the insurance company.

6. Performance

Please remove the reference to surrender charges on page 25 since this product does not impose such charges.

7. Expenses

Retirement Income Max Rider Fees (p. 26): Please clarify that the 1.25% fee is a current fee which may increase up to the maximum rider fee under certain circumstances (e.g., automatic step-ups).

8. Access to Your Money

Signature Guarantee (p. 30): Please remove the last (bolded) paragraph of this section as it does not appear applicable.

9. Death Benefit

a. *Guaranteed Minimum Death Benefit* (p. 34): Please remove the bolded disclosure beginning with "NOTE" since it is not appropriate for an initial registration.

b. *Guaranteed Minimum Death Benefit* (p. 34): Please note that payment of the guaranteed minimum death benefit is subject to the financial strength and claims paying ability of the insurance company.

10. Additional Features

a. *Dollar Cost Averaging* (pp. 42-43): The prospectus notes that Dollar Cost Averaging is available with a guaranteed minimum withdrawal benefit. Please revise this disclosure to identify the Retirement Income Max Rider since the contract only offers one such rider and actually refers to that rider as a guaranteed <u>lifetime</u> withdrawal benefit.

b. *Asset Rebalancing* (p. 43): The prospectus notes that Asset Rebalancing is available with a guaranteed minimum withdrawal benefit. Please revise this disclosure to identify the Retirement Income Max Rider since the contract only offers one such rider and actually refers to that rider as a guaranteed <u>lifetime</u> withdrawal benefit.

c. *Retirement Income Max Rider* (p. 43): In the introductory paragraph please note that the guarantee provided by this rider is subject to the financial strength and claims paying ability of the insurance company.

d. *Retirement Income Max Rider* (p. 43): The introductory paragraph notes that the Retirement Income Max Rider cannot be elected with another GLWB. Since the Retirement Income Max Rider is the only GLWB offered under this contract, please delete this sentence.

11. Other Information

Exchanges and Reinstatements (p. 51): Please revise the first paragraph of this section since this product does not impose a surrender charge.

12. Appendices

a. *Hypothetical Example* (p. 59): Please clarify supplementally why the two Policy Value columns differ. If the only difference reflects fees paid for the GMDB, please state so in the introductory narrative.

b. *HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION - RETIREMENT INCOMEMAX RIDER* (pp. 63-64): Please revise the sixth column of the table replacing "Growth Amount" with "Withdrawal Base plus Annual Growth Credit".

c. *HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION - RETIREMENT INCOMEMAX RIDER* (pp. 63-64): Please revise footnote 1 to provide a narrative spelling out how the automatic step-up was applied (e.g. the high monthiversary value vs. the policy value or the withdrawal base plus the annual growth credit).

d. *HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION - RETIREMENT INCOMEMAX RIDER* (pp. 63-64): In the line featuring the $50,000 premium payment, please include a footnote demonstrating how the $50,000 premium payment impacted the various values shown in that line.

e. *HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION - RETIREMENT INCOMEMAX RIDER* (pp. 63-64): Please revise footnote 2 to provide a narrative spelling out how the annual growth credit was applied (e.g. the annual growth credit plus the withdrawal base vs. the high monthiversary value or the policy value).

13. Financial Statements, Exhibits, and Certain Other Information

Any required financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

14. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Craig Ruckman
Office of Insurance Products